UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 4)*

                        Battle Mountain Gold Company
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                              (Name of Issuer)

                  Common Stock, par value $0.10 per share
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                        (Title Class of Securities)

                                  07159310
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                               (CUSIP Number)

                             Kevin N. Thompson
               Vice-President, Secretary and General Counsel
                                Noranda Inc.
            P.O. Box 755, BCE Place, 181 Bay Street, Suite 4100
                          Toronto, Ontario M5J 2T3
                               (416) 982-7475
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             February 10, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 07159310                  Page 2 of 7 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Noranda Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                65,242,526 shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              65,242,526 shares

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          65,242,526 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.4%

14  TYPE OF REPORTING PERSON*

          CO

                             SCHEDULE 13D

CUSIP No. 07159310                  Page 3 of 7 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EdperBrascan Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          65,242,526 shares indirectly through its interest in its affiliate, Noranda Inc.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.4%

14  TYPE OF REPORTING PERSON*

          CO

                             SCHEDULE 13D

CUSIP No. 07159310                  Page 4 of 7 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EdperPartners Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          65,242,526 shares indirectly through its interest in its affiliate, Noranda Inc.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.4%

14  TYPE OF REPORTING PERSON*

          CO

     This Amendment No. 4 to the Schedule 13D, originally filed on July 30, 1996 (the "Original Schedule 13D") as amended by Amendment No. 1 thereto filed on February 18, 1998 ("Amendment No. 1") and Amendment No. 2 thereto filed on May 6, 1998 ("Amendment No. 2") and Amendment No.3 thereto filed on January 26, 2000 ("Amendment No. 3") and relating to the Common Stock, par value $0.10 per share, of Battle Mountain Gold Company, a corporation incorporated under the laws of the State of Nevada ("BMG"), is being filed by the reporting persons named in Item 2 of Amendment No. 3 to reflect the interests of the Reporting Persons on an aggregate basis, rather than a proportionate basis.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5(b) of the Original Schedule 13D, as heretofore amended, is hereby amended and restated in its entirety as follows:

          (b) Noranda has the sole power to direct the vote and sole power to direct disposition of all the 1,000 shares of Common Stock of BMG and the 65,241,526 Exchangeable Shares of BM Canada owned by it which represent approximately 28.4% of the Common Stock of BMG if all Exchangeable Shares outstanding were exchanged for shares of Common Stock of BMG or were treated as a single class with the Common Stock of BMG outstanding (based on 130,936,704 shares of BMG Common Stock outstanding as of October 31, 1999, as reported by BMG). The other Reporting Persons have the indirect power to direct the vote and to direct the disposition of the shares of Common Stock of BMG and the Exchangeable Shares of BM Canada (and the
Common Stock of BMG into which they are exchangeable) held by Noranda through their respective direct and/or indirect interests in Noranda.

ITEM 7.   MATERIALS FILED AS EXHIBITS.


          Schedule 1:   Joint Filing Statement.

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 10, 2000


                                 NORANDA INC.


                                 By:    /s/ Kevin N. Thompson
                                      --------------------------------
                                       Name:  Kevin N. Thompson
                                       Title: Vice-President, Secretary
                                              and General Counsel

                                 EDPERPARTNERS LIMITED


                                 By:   /s/ R. J. Harding
                                      --------------------------------
                                       Name:  R. J. Harding
                                       Title: Director

                                 EDPERBRASCAN CORPORATION


                                 By:   /s/ Blake Lyon
                                      --------------------------------
                                       Name:  Blake Lyon
                                       Title: Vice-President, Finance

                                 SCHEDULE 1
                           JOINT FILING STATEMENT

     In accordance with Rule 13d-1(f) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Battle Mountain Gold Company or Exchangeable Shares of Battle Mountain Canada Ltd. that are exchangeable into common stock of Battle Mountain Gold Company, on a one-for-one basis, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 10th day of February 2000.

                                 NORANDA INC.


                                 By:    /s/ Kevin N. Thompson
                                      --------------------------------
                                       Name:  Kevin N. Thompson
                                       Title: Vice-President, Secretary
                                              and General Counsel

                                 EDPERPARTNERS LIMITED


                                 By:   /s/ R. J. Harding
                                      --------------------------------
                                       Name:  R. J. Harding
                                       Title: Director

                                 EDPERBRASCAN CORPORATION


                                 By:   /s/ Blake Lyon
                                      --------------------------------
                                       Name:  Blake Lyon
                                       Title: Vice-President, Finance